PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

06017029

11th August 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier ~~Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 31st January 2006:

"Egypt : Drilling Update Al Amir Wells".

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc

dlw 9/22

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Drilling update

Egypt

The Al Amir-2 well was drilled to appraise the 2005 Al Amir discovery on the onshore North West Gemsa Concession in Egypt. The discovery well, Al Amir-1, had flowed oil at over 750 bopd from the South Gharib Formation. The Al Amir-2 well has confirmed oil at the same reservoir level; however, on test the well flowed water and oil at sub-commercial rates. The Al Amir-2 well is therefore being plugged and abandoned.

The joint venture is evaluating the data to identify the options for the forward programme on the licence, including a long term production test on Al-Amir-1. Premier holds a 37.5% share in the licence.

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Robin Allan
Jamie Bassett

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**